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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

VA Software Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

91819B 10 5

(CUSIP Number)

January 16, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	91819B 10 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Larry M. Augustin

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______________________________________

(b)	_______________________________________

3. SEC Use Only_____________________________________________________

4. Citizenship or Place of Organization United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 1,919,688
6. Shared Voting Power 214,700
7. Sole Dispositive Power 1,919,688
8. Shared Dispositive Power 214,700
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,134,388
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)____________________________________
11. Percent of Class Represented by Amount in Row (9) 3.2%
12. Type of Reporting Person (See Instructions)
IN

Page 2 of 5 pages

Item 1.

(a) Name of Issuer: VA Software Corporation

(b) Address of Issuer’s Principal Executive Offices: 46939 Bayside Parkway, Fremont, CA 94538

Item 2.

(a) Name of Person Filing: Larry M. Augustin

(b) Address of Principal Business Office or, if none, Residence: c/o VA Software Corporation, 46939 Bayside Parkway, Fremont, CA 94538

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $.001 par value

(e) CUSIP Number: 91819 B 10B

Page 3 of 5 pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,134,388.

(b) Percent of class: 3.2.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,919,688.

(ii) Shared power to vote or to direct the vote 214,700.

(iii) Sole power to dispose or to direct the disposition of 1,919,688.

(iv) Shared power to dispose or to direct the disposition of 214,700.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
  Company: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification: Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2007
Date

/s/ Larry M. Augustin
Signature

Larry M. Augustin
Name/Title

Page 5 of 5 pages